DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jonathan Klein jonathan.klein@dlapiper.com T 212.335.4902 F 212.884.8502

August 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-6010

Attention: Pamela A. Long

Re:	China Dredging Group Co., Ltd.

Post-Effective Amendment to Registration Statement on Form F-3

Filed July 26, 2012

File No. 333-178362

Dear Ms. Long:

On behalf of China Dredging Group Co., Ltd. (together with its subsidiaries, the “Company”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Alfred Ho dated August 9, 2012. The comments relate to Post-Effective Amendment No. 1 on Form F-3 (the “Amendment”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), as filed by the Company on July 26, 2012. For your convenience, the paragraphs in italics below restate the numbered paragraphs in the Staff’s comment letter. The discussion below each such paragraph is the Company’s response to the Staff’s comment.

General

1.	Refer to Item 512(a)(4) of Regulation S-K and the undertakings set forth in paragraph a.4 on page II-2. We note that Item 8.A.4. of Form 20-F requires the annual audited financial statements to be not more than 15 months old, and the unaudited interim financial statements to be not more than nine months old. In a delayed or continuous offering by a foreign private issuer the financial statements must remain current throughout the offering period. It appears that the last set of audited financial statements contained in the Form F-1 registration statement (which are as of and for the fiscal year ended December 31, 2010), are more than 15 months old and that you have not previously sought to update your audited financial statements pursuant to Item 512(a)(4) undertakings. Please advise us supplementally as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

Company Response: In response to the Staff’s comment, the Company advises the Staff that it has not made any offers or sales using the prospectus contained in the Registration Statement. The Company further understands that no selling shareholders have made any offers or sales using such prospectus from March 31, 2012 to the present. Upon the effectiveness of the Amendment, the Company plans to advise the selling shareholders that offers and sales may resume pursuant to the updated prospectus contained in the Amendment.

2.	We note that your CEO is offering ADSs representing 64.3% of your outstanding ordinary shares, which also constitutes his entire holding in the company. Further, while the selling shareholders are currently required to sell at a fixed price, we understand that if a market for your shares were to develop, they could then sell at market prices. Please tell us supplementally why, in view of Mr. Xinrong Zhuo’s position as CEO and his significant holdings in the company, the offering of his shares under these circumstances would not amount to an offering by or on behalf of the issuer. Note that an at the market offering by or on behalf of the issuer would have to meet the requirements of General Instruction I.B.1 or I.B.5 of Form F-3 in order to be made on Form F-3. Alternatively, please significantly reduce the percentage of the company's outstanding shares that Mr. Xinrong Zhuo will be offering, or amend the registration statement to use Form F-1.

Company Response: The Company respectfully submits that Mr. Xinrong Zhuo is not engaged in a primary offering by or on behalf of the Company with respect to the 33,852,703 ordinary shares (the “Shares”) of the Company underlying the American Depositary Shares (“ADSs”) being registered for resale in the Amendment. Based upon the analysis below of the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations, Question 612.09, Mr. Zhuo is not acting as an underwriter on behalf of, or as a conduit for, the Company.

•	How Long Mr. Zhuo Has Held the Shares

Mr. Zhuo has held the Shares since the Company’s formation in January 2008. In addition to Mr. Zhuo having borne market risk associated with owning the Company’s shares for several years, the Company notes that there has been no public market for the Company’s ordinary shares or ADSs at any time during the period he has held the Shares. In addition, the Shares are subject to lock-up for a period of 360 days (the “360-Day Lock-Up”) in the event that the Company conducts an underwritten public offering (a principal way of developing a public market). Accordingly, Mr. Zhuo has held the Shares for over four years and seven months, is likely to continue holding the Shares, and faces contractual restrictions on his ability to sell the Shares in the future. These circumstances distinguish Mr. Zhuo’s potential resales of Shares from a primary offering by the Company or an underwriter acting on its behalf.

•	Circumstances Under Which Mr. Zhuo Received the Shares

Mr. Zhuo received the Shares in connection with the Company’s formation in January 2008. The Shares were issued in a private, offshore transaction and, as noted above, have been held by Mr. Zhuo since that time. Mr. Zhuo did not enter into any underwriting relationships or arrangements with the Company, has not received any finder’s fee, commission or other payment from the Company in connection with the sale of any of its securities, and the Company will receive no proceeds from the sale of the Shares, if any (including any sale upon the expiration of the 360-Day Lock-Up following any underwritten public offering by the Company). These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

•	Mr. Zhuo’s Relationship to the Issuer

Mr. Zhuo is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Zhuo has guaranteed a loan to the Company. Mr. Zhuo, like all holders of outstanding securities of the Company, is a party to a Registration Rights Agreement pursuant to which the Company agreed to register the Shares. Mr. Zhuo is not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with Mr. Zhuo that would control the timing, nature or amount of his resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any (including any sale upon the expiration of the 360-Day Lock-Up following any underwritten public offering by the Company). The relationship of Mr. Zhuo to the Company is materially different than that of an underwriter or a similar primary offering conduit. In this regard, the Company notes that it engaged a registered broker-dealer in connection with its past efforts to conduct a primary offering by the Company, such underwriter required Mr. Zhuo to agree to the 360-Day Lock-Up, and the Company anticipates a similar experience should it pursue a future public offering.

•	The Amount of Shares Involved

The Shares amount to 33,852,703 ordinary shares of the Company. As of July 26, 2012, the Company had 62,690,310 ordinary shares outstanding on an as-converted basis. While the Staff is correct that Mr. Zhuo’s Shares currently represent approximately 64.3% of the Company’s outstanding ordinary shares on an as-converted basis, the Shares were issued as founder shares in January 2008, face practical limitations on sale given the lack of a public market, and are subject to the 360-Day Lock-Up in the event that the Company conducts an underwritten public offering, which makes the issuance of the Shares distinguishable from a primary offering by or on behalf of the Company. Insofar as the Staff is concerned about the percentage of the Company’s ordinary shares that the Shares would represent at the time a public market were to develop (such that sales could occur at market prices), the Company observes that a principal way of developing a public market would involve the Company conducting an underwritten public offering. While there are no current arrangements to conduct any such offering, and it is impossible to say how many shares might be sold by the Company in such an offering (if any), the Company observes that the (i) a 360-Day Lock-Up would likely apply to Mr. Zhuo, and (ii) at the time of any potential sale of the Shares by Mr. Zhuo upon the expiration of the 360-Day Lock-Up, the Shares would likely represent a meaningfully smaller percentage of the Company’s total outstanding shares. The circumstances, including the prospect of a 360-day-delayed sale of a materially decreasing percentage of the Company’s outstanding shares, distinguish Mr. Zhuo’s sales from a primary offering by the Company or an underwriter acting on its behalf.

•	Whether Mr. Zhuo is in the Business of Underwriting Securities

Mr. Zhuo is not in the business of underwriting securities and has no business experience in the securities industry. Mr. Zhuo serves as Chairman of the Board of Directors and Chief Executive Officer of the Company, which provides specialized dredging services exclusively to the Chinese marine infrastructure market and is not in the business of underwriting securities. Mr. Zhuo has also held various management positions with infrastructure construction, real estate, import/export trading, aquatic products company, and marine fishing companies. In addition, the Shares have been held since January 2008, were not acquired by Mr. Zhuo with a view to distribute the Shares to the public, and are subject to the 360-Day Lock-Up in the event that the Company conducts an underwritten public offering. The lack of any connection of Mr. Zhuo to the securities industry and the circumstances surrounding his holdings militate strongly toward the conclusion that he is not an underwriter or otherwise a conduit for a primary offering.

•	Whether Under All Circumstances It Appears Mr. Zhuo is Acting as a Conduit for the Company

Mr. Zhuo has held the Shares for over four years and seven months, received the Shares in a routine issuance of founder shares in connection with the Company’s formation, has no market into which to sell the Shares, faces contractual restrictions on his ability to sell the Shares in the future, has no underwriting or similar relationships with the Company, and is not an underwriter or otherwise involved in the securities industry. The Company respectfully submits that, in light of all of the circumstances, Mr. Zhuo is not acting as an underwriter on behalf of, or as a conduit for, the Company.

*         *         *

The Company acknowledges that:

•	Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Amendment or the Company’s other filings, please contact my colleague Andrew Ledbetter at 206.839.4845 or andrew.ledbetter@dlapiper.com, or the undersigned at 212.335.4902.

Sincerely,

/s/ Jonathan Klein

Jonathan Klein

cc:	Era Anagnosti (SEC)
Xinrong Zhuo (China Dredging Group Co., Ltd.)